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                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                                   (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b)and(c)AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)
                             (Amendment No. ________)(1)

                                    EXCITE, INC.
                                  (Name of Issuer)

                        Common Stock, no par value per share
                           (Title of Class of Securities)

                                    300904 10 9
                                   (CUSIP Number)








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 300904 10 9         13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TL Ventures III L.P. 23-2871371

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / x /
                                                                 (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                          1,311,224

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                     1,311,224

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,311,224

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON*

     PN

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CUSIP NO. 300904 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TL Ventures III Offshore L.P. 98-0180451

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / x /
                                                                 (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                          1,311,224

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                     1,311,224

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,311,224

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON*

     PN

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CUSIP NO. 300904 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TL Ventures III Interfund L.P. 23-2902730

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / x /
                                                                 (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                          1,311,224

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                     1,311,224

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,311,224

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON*

     PN

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CUSIP NO. 300904 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TL Ventures III LLC 52-2011916

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / x /
                                                                 (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                          1,311,224

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                     1,311,224

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,311,224

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON*

     OO

CUSIP NO. 300904 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TL Ventures III Offshore Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / x /
                                                                 (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                          1,311,224

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                     1,311,224

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,311,224

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON*

     CO

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Item 1 (a)     NAME OF ISSUER:

EXCITE, INC.

Item 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

555 Broadway
Redwood City, CA  94063

Item 2 (a)     NAME OF PERSON FILING:

(1)    TL Ventures III L.P.
(2)    TL Ventures III Offshore L.P.
(3)    TL Ventures III Interfund L.P.
(4)    TL Ventures III LLC
(5)    TL Ventures III Offshore Ltd.

Item 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

(1)(3)(4)      800 The Safeguard Building
               435 Devon Park Drive
               Wayne, PA 19087-1945

(2)(5)         c/o Trident Trust Company
               P. O. Box 847
               One Capital Place
               Grand Cayman, Cayman Islands
               British West Indies

Item 2 (c)     CITIZENSHIP:

(1)    Delaware limited partnership
(2)    Cayman Islands limited partnership
(3)    Delaware limited partnership
(4)    Delaware limited liability company
(5)    Cayman Islands corporation


Item 2 (d)     TITLE OF CLASS OF SECURITIES:

Common Stock, no par value per share

Item 2 (e)     CUSIP NUMBER:

300904 10 9

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

               (a)  /  /      Broker or dealer registered under Section 15 of
                              the Act.

               (b)  /  /      Bank as defined in Section 3(a)(6) of the Act.

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               (c)  /  /      Insurance Company as defined in Section 3(a)(19)
                              of the Act.

               (d)  /  /      Investment Company registered under Section 8 of
                              the Investment Company Act of 1940.

               (e)  /  /      Investment Adviser in accordance with Section
                              240.13d-1(b)(1)(ii)(F).

               (f)  /  /      Employee Benefit Plan or Endowment Fund in
                              accordance with Section 240.13d-1(b)(1)(ii)(F).

               (g)  /  /      Parent Holding Company or control person in
                              accordance with Rule 13d-1(b)(ii)(G).

               (h)  /  /      A Savings Association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act.

               (i)  /  /      A Church Plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

               (j)  /  /      Group, in accordance with Section
                              240.13d-1(b)(1)(ii)(J) 1(b)(1)(ii)(H).

               Not applicable

Item 4         OWNERSHIP:

(a)  Amount Beneficially Owned:

     (1)(2)(3)(4)(5)     1,311,224 shares

(b)  Percent of Class:

     (1)(2)(3)(4)(5)  5.9%

(c)  Number of shares as to which such person has:

     (i)       sole power to vote or to direct the vote:

               0

     (ii)      shared power to vote or to direct the vote:

               (1)(2)(3)(4)(5)  1,311,224

     (iii)     sole power to dispose or to direct the disposition of:

               0

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     (iv)      shared power to dispose or to direct the disposition of:

               (1)(2)(3)(4)(5)     1,311,224



TL Ventures III L.P., TL Ventures III Offshore L.P. and TL Ventures III Interfund L.P. (hereinafter collectively referred to as "TL Ventures III") are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem.

TL Ventures III LLC is (i) the general partner of TL Ventures III
Management, L.P., the general partner of TL Ventures III L.P., (ii) the general partner of TL III Interfund, the general partner of TL Ventures III Interfund L.P., and (iii) a co-general partner of TL Ventures III Offshore Ltd., the general partner of TL Ventures III Offshore L.P. TL Ventures III Offshore Ltd. serves as the other co-general partner of TL Ventures III Offshore L.P.

TL Ventures III L.P. is the record holder of 1,025,009 shares and a currently exercisable warrant to purchase 30,751 shares. TL Ventures III Offshore L.P. is the record holder of 214,557 shares and a currently exercisable warrant to purchase 6,435 shares. TL Ventures III Interfund L.P. is the record holder of 33,468 shares and a currently exercisable warrant to purchase 1,004 shares.

TL Ventures III LLC and TL Ventures III Offshore Ltd. have sole authority and responsibility for all investment, voting and disposition decisions for TL Ventures III, by whose decisions the general partners of TL Ventures III have agreed to be bound. These powers are exercised by the respective Board of Directors of TL Ventures III LLC and TL Ventures III Offshore Ltd., each of which board is composed of the same members.

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable


Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

Not applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

TL Ventures III L.P., TL Ventures III Offshore L.P., TL Ventures III Interfund, L.P., TL Ventures III LLC and TL Ventures III Offshore Ltd. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

Not applicable

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Item 10        CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.
                                   TL Ventures III L.P.

                                   By:  TL Ventures III Management L.P.,
                                        its general partner

                                   By:  TL Ventures III LLC, its
                                        general partner

                                   By:  s/s R. Peter Zimmermann
                                        --------------------------------------
                                        R. Peter Zimmermann
                                        Chief Financial Officer
Dated:  May 4, 1998

                                   TL Ventures III Offshore L.P.

                                   By: TL Ventures III Offshore Partners, L.P., its general partner

                                   By:  TL Ventures III Offshore Ltd.,
                                        its general partner

                                   By:  s/s R. Peter Zimmermann
                                        --------------------------------------
                                        R. Peter Zimmermann
                                        Chief Financial Officer
Dated:  May 4, 1998

                                   TL Ventures III Interfund L.P.

                                   By:  TL Ventures III LLC,
                                        its general partner

                                   By:  s/s R. Peter Zimmermann
                                        --------------------------------------
                                        R. Peter Zimmermann
Dated:  May 4, 1998                     Chief Financial Officer


                                   TL Ventures III LLC

                                   By:  s/s R. Peter Zimmermann
                                        --------------------------------------
                                        R. Peter Zimmermann
                                        Chief Financial Officer

Dated:   May 4, 1998

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                                   TL Ventures III Offshore Ltd.

                                   By:  s/s R. Peter Zimmermann
                                        --------------------------------------
                                        R. Peter Zimmermann
                                        Chief Financial Officer

Dated:  May 4, 1998